August 11, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Americold Realty Trust, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2023
File No. 001-34723

Dear Sir or Madam:

This letter sets forth the response of Americold Realty Trust, Inc. (the "Company") to the correspondence from the Securities and Exchange Commission ("SEC") dated August 4, 2023 regarding the Company's Definitive Proxy Statement on Schedule 14A, filed on April 6, 2023 (the "2023 Proxy Statement"). The SEC's comments are below, followed by the Company's responses thereto.

Definitive Proxy Statement on Schedule 14A Filed April 6, 2023

Pay Versus Performance, page 53

Comment:

1. Please provide a clear description of the relationship between compensation actually paid and net income, as required by Regulation S-K Item 402(v)(5)(ii). Please note that it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

Response: We confirm that our future proxy disclosures will include a clear description of the relationship between compensation actually paid and net income in a manner similar to the other relationship charts appearing on page 55 of the 2023 Proxy Statement.

Comment:

2. Please provide a Tabular List that includes your Company-Selected Measure and at least three, and up to seven, financial performance measures, which represent the most important financial performance measures that you use to link compensation actually paid to your named executive officers, for the most recently completed fiscal year, to company performance. Refer to Regulation S-K Item 402(v)(6).

Response: We confirm that future proxy disclosures will include a Tabular List that includes our Company-Selected Measure and at least three, and up to seven, financial performance measures, which represent the most important financial performance measures that we use to link compensation actually paid to our named executive officers, for the most recently completed fiscal year, to Company performance.

3. We note that you have included Core EBITDA, a non-GAAP measure, as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(v). If the disclosure appears in a different part of the definitive proxy statement, you

10 Glenlake Parkway | Suite 600, South Tower | Atlanta, GA 30328 | p. +1 678.441.1400 | f. +1 770.351.5202 | www.americold.com

americold®

may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

Response: We confirm that future proxy disclosures will include disclosure showing how Core EBITDA is calculated from our audited financial statements.

Please contact me if you should need additional information or should have questions.

Sincerely,

Americold Realty Trust, Inc.

By: James C Snyder Jr

Name: James Snyder

Its: Chief Legal Officer

cc: Mark Smernoff, CFO

10 Glenlake Parkway | Suite 600, South Tower | Atlanta, GA 30328 | p. +1 678.441.1400 | f. +1 770.351.5202 | www.americold.com